
July 23, 2015

Thomas M. Rutledge
Chief Executive Officer
Charter Communications, Inc.
400 Atlantic Street
Stamford, CT 06901

> **Re: Charter Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 001-33664**

Dear Mr. Rutledge:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 37

1.   We note that John Malone is not listed as a beneficial owner of Liberty Broadband's 25% voting interest in Charter. However, it appears that Mr. Malone has the power to direct the voting or disposition of these shares due to his position on the Executive Committee of the Board of Liberty Broadband. In addition, we note Mr. Malone's significant equity interest in Liberty Broadband and his relationship with Mr. Maffei, his co-Executive Committee member. Therefore, please revise to include Mr. Malone in the beneficial ownership table along with Liberty Broadband.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Steven A. Cohen
        DongJu Song
        Wachtell, Lipton, Rosen & Katz